[Fursa Letterhead]
July 31, 2007
Mark S. Hauf
Chairman of the Board, President
      and Chief Executive Officer
Metromedia International Group, Inc.
8000 Tower Point Drive
Charlotte, NC 28227
Dear Mark:
As you will recall from our prior conversations, we are not entirely disappointed with the value of $1.80 per share offered to the stockholders of Metromedia International Group, Inc. (“Metromedia”) under the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 17, 2007 by and among Metromedia, CaucusCom Mergerco Corp. and CauscusCom Ventures L.P; however, we believe that Fursa Alternative Strategies LLC (along with its affiliated funds “Fursa”) and other investors can offer a value substantially in excess of that under the Merger Agreement.
Accordingly, I am writing to you on behalf of Fursa to make the following proposal to acquire Metromedia:
•	a price of $2.05 per share of Metromedia’s common stock; and

•	otherwise on the same terms and conditions as that set forth in the Merger Agreement, including, without limitation, the same structure (tender offer with a backend merger), representations, warranties, covenants and conditions.
The consideration offered above represents a premium to Metromedia’s stockholders of 14% over that offered under the Merger Agreement.
In order to fund the proposed acquisition, Fursa will commit up to $69 million (including the rollover of 7.9 million shares of Metromedia’s common stock owned by Fursa)(the “Equity Commitment”). Fursa may identify additional appropriate equity investors as co-investors for some portion of the Equity Commitment. In addition, Fursa has received a letter from a broker-dealer active in capital markets indicating that it is highly confident that it can arrange debt financing in an amount of $150 million (the “Debt Commitment”), a copy of which is provided to you herewith. The Equity Commitment and the Debt Commitment are sufficient to pay the aggregate consideration proposed above and all related fees and expenses.
We appreciate that you will be required to present our proposal to your Board of Directors for its careful consideration. We believe that after such consideration, your Board will agree with us that our proposal is superior from a financial point of view to Metromedia’s stockholders and is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement).

Therefore, we request that you grant us and our advisors and financiers immediate access to all information reasonably requested by us in order to assist us in performing due diligence. Such due diligence will allow our Debt Commitment provider to issue an unconditional commitment with respect to the Debt Commitment and we can then enter into direct negotiations with you concerning the proposed acquisition.
As I am sure you can appreciate with a proposal of this sort, time is of the essence. Accordingly, we would appreciate hearing from you as soon as practicable, but in any event within 2 days. While we would strongly prefer to work with you and your Board and management colleagues towards the prompt consummation of a Superior Proposal, we are prepared to pursue all options available to us. Our advisors and financiers are prepared to meet with you, your Board, advisors and management colleagues at your earliest convenience to discuss our proposal in further detail.
We hope that you are as excited as we are about the benefits of our proposal to Metromedia’s stockholders and look forward to hearing from you.
Very truly yours,
/s/ Mickey F. Harley
Mickey F. Harley
President
Fursa Alternative Strategies LLC